Exhibit 4.16

THIS AGREEMENT is made effective as of the 15th day of June, 2005,

BETWEEN:

NORTHERN CANADIAN MINERALS INC., a company incorporated under the laws of the Province of British Columbia, having an office located at Suite 1304, 925 West Georgia Street, Vancouver, BC, V6C  3L2

(“PURCHASER”)

AND:

BULLION FUND INC., a company incorporated under the laws of the Province of Alberta, having an office located at Suite 2, 880 - 16th Avenue S.W., Calgary, AB, T2R 1J9

(“VENDOR”)

WHEREAS:

A.

Vendor is the legal and beneficial owner, or the duly authorized agent for the legal and beneficial owner, of certain mineral rights located in the Province of Saskatchewan and the State of Nevada, all as more particularly described in Schedule A attached hereto (collectively, the “Claims”); and

B.

Vendor has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Vendor, an undivided 90% working interest in and to the Claims on the terms and subject to the conditions set out in this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements contained in this Agreement, the parties agree each with the other as follows:

1.

Interpretation

1.1

Definitions

In this Agreement, including the recitals:

(a)

“Acceptance Date“ means the date that the Exchange issues a bulletin accepting notice of the within transaction;

(b)

“Business Corporations Act“ means the Business Corporations Act (Alberta) in effect at the date of this Agreement;

(c)

“Business Day” means any day of the year, other than a Saturday, Sunday or other day on which banks are required or authorized to close in Calgary, Alberta;

(d)

“Carried Working Interest” means the undivided ten percent (10%) working interest in and to the Claims to be retained by Vendor or its assignee at Closing.  The said ten percent (10%) working interest will be “carried” in all respects, meaning that the owners of the other ninety percent (90%) of the working interest shall be responsible and pay for one hundred percent (100%) of all costs associated with the development of the Claims through to the completion of a “feasibility study” (as that term is defined in National Instrument 43-101) and the public announcement (“Production Notice”) by the said owners that they intend to place the Claims into commercial production.  Without limiting the generality of the foregoing, the Carried Working Interest holder will not be responsible for any costs incurred through all phases of exploration and development up to (but not including) construction costs for a full scale uranium mine.  For certainty, the holder of the Carried Working Interest shall not be required to pay any amounts relating to exploration of the Claims, environmental and/or feasibility assessments and studies, obtaining mining permits, construction of a test pilot facility, testing, mine design and engineering costs and any other matters which generally occur in Canadian mining projects prior to the actual construction of a full scale mine;

(e)

“Charter Documents” means, as applicable, articles and by-laws, memorandum and articles of association or other similar constating documents of any body corporate;

(f)

“Claims” means the mineral rights located in the Northern Mining District of the Province of Saskatchewan and Mineral and Clarke Counties in the State of Nevada referred to as the “Claims”, as more particularly set forth and described in Schedule A;

(g)

“Closing” means the completion of the purchase and sale of the Claims and related transactions and the delivery of all prescribed documents, certificates and agreements as contemplated in Article 6;

(h)

“Closing Date” means the 5th day following the receipt by the Purchaser of the final acceptance of the Exchange to the within transaction, or such other date as may be in writing by the parties,

which date must, in any event, be within 45 days of the execution of this Agreement;

(i)

“Closing Time” means 11:00 a.m. (Calgary time) on the Closing Date or such other time as may be agreed upon in writing by the parties;

(j)

“Consideration Shares” means the 500,000 common shares in the capital of the Purchaser to be issued from its treasury to or to the order of the Vendor in accordance with subsection 2.2(b);

(k)

 “Data” means all data, field notes, reports, studies, maps, sections, assay results, surveys, sampling results, title abstracts and any other information, both factual and interpretive, with respect to work done on or with respect to the Claims owned by or in the possession of Vendor;

(l)

“Encumbrance” means any lien, claim, charge, pledge, hypothecation, security interest, mortgage, title retention agreement, option, royalty interest or encumbrance of any nature or kind whatsoever;

(m)

“Environmental Claims” means any and all administrative, regulatory, or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations, or proceedings relating in any way to any Environmental Law or any permit issued under any Environmental Law, including, without limitation:

(i)

any and all claims by government or regulatory authorities for enforcement, clean-up, removal, response, remedial, or other actions or damages under any applicable Environmental Law; and

(ii)

any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation, or injunctive or other relief resulting from hazardous materials, including any release of those claims, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment;

(n)

“Environmental Law” means all requirements of the common law, civil code, or of environmental, health, or safety statutes of any agency, board, or governmental authority including, but not limited to, those relating to (i) noise, (ii) pollution or protection of the air, surface water, ground water, or land, (iii) solid, gaseous, or liquid waste generation, handling, treatment, storage, disposal, or transportation, (iv) exposure to hazardous or toxic substances, or (v) the closure, decommissioning, dismantling, or abandonment of any facilities, mines, or workings and the reclamation or restoration of lands;

(o)

“Exchange“ means the TSX Venture Exchange Inc.;

(p)

“Joint Venture Agreement” means the joint venture agreement to be entered into between the Purchaser and the Vendor in substantial accordance with the form of joint venture agreement most recently published by the Continuing Legal Education Society of British Columbia, and incorporating the terms set out in Schedule B hereto;

(q)

“Law” or “Laws” means all applicable federal, state, provincial and local laws (statutory or common), rules, ordinances, regulations, grants, concessions, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature;

(r)

 “Person” means an individual, corporation, body corporate, partnership, joint venture, association, trust or unincorporated organization or any other form of enterprise or legal entity;

(s)

“Purchase Price” means the sum of $300,000, subject to adjustment in accordance with section 2.3 hereof;

(t)

“Purchaser Transfers” has the meaning set out in paragraph 8.1(d)(iii);

(u)

“PVL” means ProVenture Law LLP, the solicitors for Vendor, of Suite 2, 880 – 16th Avenue S.W, Calgary, AB, T2R 1J9; and

(v)

“Vendor Transfers“ has the meaning set out in paragraph 7.1(e)(iii).

1.2

Schedules

The following schedules are incorporated into this Agreement by reference:

Schedule	Description
Schedule A	Claims
Schedule B	Joint Venture Agreement

1.3

Interpretation

For the purposes of this Agreement, except as otherwise expressly provided herein:

(a)

“this Agreement” means this Agreement, including the Schedules hereto, as it may from time to time be supplemented or amended;

(b)

all references in this Agreement to a designated Article, section, subsection, paragraph, or other subdivision, or to a Schedule, is to the designated Article, section, subsection, paragraph or other subdivision of or Schedule to this Agreement unless otherwise specifically stated;

(c)

the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, clause, subclause or other subdivision or Schedule;

(d)

the singular of any term includes the plural and vice versa and the use of any term is equally applicable to any gender and where applicable to a body corporate;

(e)

the word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language such as “without limitation” or “but not limited to” or other words of similar import are used with reference thereto);

(f)

any words used herein which are defined in the Business Corporations Act, unless otherwise defined herein or unless there is something in the subject matter or context inconsistent therewith, have the meanings ascribed to such words in the Business Corporations Act;

(g)

all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with generally accepted accounting principles applicable in Canada;

(h)

except as otherwise provided, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or such regulations;

(i)

where the phrase “to the best of the knowledge of” or phrases of similar import are used in this Agreement, it shall be a requirement that the person in respect of whom the phrase is used shall have made such due enquiries as are reasonably necessary to enable such person to make the statement or disclosure;

(j)

the headings to the Articles and clauses of this Agreement are inserted for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(k)

any reference to a corporate entity includes and is also a reference to any corporate entity that is a successor to such entity;

(l)

the parties acknowledge that this Agreement is the product of arm’s length negotiation between the parties, each having obtained its own independent legal advice, and that this Agreement shall be construed neither strictly for, nor strictly against, any party irrespective of which party was responsible for drafting this Agreement; and

(m)

the representations, warranties, covenants and agreements contained in this Agreement shall not merge at the Closing and shall continue in full force and effect from and after the Closing Date for the applicable period set out in this Agreement.

2.

Purchase and Sale

2.1

Claims

Based and relying on the representations and warranties set forth in Articles 4 and 5, at the Closing, Purchaser shall purchase from Vendor, and Vendor shall sell to Purchaser, an undivided ninety percent (90%) working interest in and to the Claims, free and clear of all Encumbrances other than the Carried Working Interest and any applicable crown royalties.

2.2

Payment of Purchase Price

Subject to adjustment in accordance with section 2.3 hereof, the Purchase Price shall be fully paid and satisfied by the Purchaser as follows:

(a)

$100,000 in cash payments as follows:

(i)

$40,000 forthwith following the execution of this Agreement, which amount shall be non-refundable unless Closing fails to occur for reasons solely attributable to the Vendor;

(ii)

$10,000 within 5 days of the Closing Date;

(iii)

$25,000 on or before the date that is three (3) months after the Closing Date; and

(iv)

$25,000 on or before the date that is six (6) months after the Closing Date.

(b)

$200,000 to be paid by way of issuance of 500,000 common shares in the capital of Purchaser within five (5) days of the Closing Date.

2.3

Adjustment of Purchase Price

In the event that the weighted average trading price of the Purchaser's common shares on the Exchange over the two (2) weeks immediately preceding the six (6) month anniversary (the "Six Month Anniversary") of the Acceptance Date (the "Deemed Price") is less than $0.40 per share,  such that, based on the Deemed Price, the deemed value of the  Consideration Shares is less then $200,000, the Purchaser will pay to the Vendor in cash within five (5) days of the Six Month Anniversary a sum equal to the difference between the said deemed value of the Consideration Shares and $200,000.  In the event that the weighted average trading price of the Purchaser's common shares over the said

2 week period exceeds $0.40 per share, no adjustment to the Purchase Price shall be required or permitted under this section 2.3.

3.

Covenants and Acknowledgements of the Parties

3.1

Failure to Pay Purchase Price or Payment of Purchase Price in Full

In the event Purchaser fails to pay any portion of the Purchase Price when due in accordance with section 2.2, Vendor may give notice, in writing, (the “Default Notice”) to Purchaser of such default.  Purchaser shall have 15 days from receipt of the Default Notice to remedy the default.  If Purchaser fails to remedy the default within such 15 day period, Vendor may require Purchaser, by notice (the “Transfer Notice”) in writing to Purchaser and PVL, to forthwith transfer the Claims to Vendor in full and final settlement of the balance of the Purchase Price then owing.  On receipt by PVL of a Transfer Notice, PVL shall forthwith advise Purchaser of the date PVL received the Transfer Notice.  Purchaser shall then have 3 Business Days from the date PVL received the Transfer Notice to provide evidence satisfactory to PVL, acting reasonably, that confirms all amounts due under section 2.2 have been paid in full, failing which the parties hereby irrevocably authorize and direct PVL to deliver the Purchaser Transfers to Vendor.

Concurrently with or following payment by Purchaser to Vendor of the final portion of the Purchase Price, Purchaser shall give Vendor and PVL notice, in writing, (the “Completion Notice”) that it has paid the Purchase Price in full.  On receipt by PVL of a Completion Notice, PVL shall forthwith advise Vendor of the date PVL received the Completion Notice.  Vendor shall have 3 Business Days from the date PVL received the Completion Notice to dispute the Completion Notice by advising PVL in writing to withhold delivery of the Purchaser Transfers to Purchaser.  If PVL does not receive notice in writing from Vendor within 3 days of receipt by PVL of the Completion Notice directing PVL to withhold delivery of the Purchaser Transfers to Purchaser, PVL shall deliver the Purchaser Transfers to Purchaser.  If PVL receives notice from Vendor within such 3 day period to withhold delivery of the Purchaser Transfers to Purchaser, PVL shall hold the Purchaser Transfers until directed to deliver the Purchaser Transfers by Vendor and Purchaser, acting together in writing, or by an arbitrator appointed in accordance with Article 11.

3.2

Joint Venture Agreement and Related Matters

The parties agree to negotiate in good faith with a view to entering into a joint venture agreement in respect of the Claims substantially similar to the form of Joint Venture Agreement attached hereto as Schedule B not later than the date that is six (6) months after the Closing Date.  Notwithstanding whether or not the Joint Venture Agreement is entered into, Purchaser covenants and agrees as follows:

(a)

Access to Data – Vendor or its successor in interest shall at all times after the earlier of the date upon which the Purchaser begins working on the Claims or the Closing Date be entitled to copies of all data and reports generated in respect of or relating to the Claims forthwith upon receipt of such data or reports by Purchaser or its authorized agents.  Further, Purchaser shall provide Vendor with a written progress report at the end of each calendar quarter, which report will provide information on any exploration programs and any material changes or developments with respect to the Claims.  Purchaser shall also give Vendor, at Vendor's own risk and expense, access at all reasonable times to the subject properties, rigs working on the Claims, core and other samples gathered from the Claims, drill test results and all other similar or related things and information;

(b)

Claims in Good Standing – Purchaser shall be responsible and shall pay for all rentals, assessments and other amounts as may accrue and be required to be paid after the date hereof in order to keep the Claims in good standing.  Further, Purchaser shall at all times take such steps as may be necessary or desirable in order to keep the Claims in good standing and in full force and effect.  In the event Purchaser determines, at any time, that it wishes to cease to maintain all or any portion of the Claims in good standing, it shall give Vendor a minimum of 120 days' written notice of its intention as aforesaid, and Vendor shall thereafter have an irrevocable option, for a period of at least 120 days, to acquire from Vendor that portion of the Claims in question, free and clear of all Encumbrances not contemplated in this Agreement.  In the event Purchaser drops and then reacquires any lands covered by the Claims, the terms of this Agreement, including the Carried Working Interest, shall continue to apply to such lands;

(c)

Radius Agreement – The Purchaser agrees that if it, at any time stakes or acquires an interest, whether directly or indirectly, in or to any other mineral claim or claims (the "Purchaser New Claims") within a three (3) mile radius of any lands covered by the Claims (except the Viking and Canyon claims located in Saskatchewan and any of the Claims located in Nevada), and within a five (5) mile radius of any lands covered by the Viking and Canyon Claims located in Saskatchewan and any of the Claims located in Nevada, the "Carried Working Interest" as defined herein shall be and be deemed to extend to the Purchaser New Claims and the Purchaser shall hold the said Carried Working Interest in the Purchaser New Claims in trust for the Vendor.  The Purchaser agrees to immediately notify the Vendor of the acquisition of any Purchaser New Claim and to execute and deliver upon request and without further compensation all such trust agreements, transfers and other documents and to take all such other steps as may be reasonably requested by the Vendor in connection with the foregoing; and

(d)

Election to Acquire – The Vendor agrees that if it, at any time stakes or acquires an interest, whether directly or indirectly, in or to any other mineral claim or claims (the "Vendor New Claims") within a three (3) mile radius of any lands covered by the Claims (except the Viking and Canyon claims located in Saskatchewan and any of the Claims located in Nevada) and a five (5) mile radius of any lands covered by the Viking and Canyon claims located in Saskatchewan and any of the Claims located in Nevada, the Vendor will immediately give notice to the Purchaser of the cost of the Vendor New Claims and all details that it possesses regarding the nature of the Vendor New Claims and the known mineralization.  Within 30 days of receipt of the Vendor's notice, the Purchaser may elect, by notice to the Vendor, to require that the Vendor New Claim that was staked or acquired be included in and thereafter form part of the Claims and the "Carried Working Interest" as defined herein shall be and be deemed to extend to the Vendor New Claim and the Purchaser shall hold the said Carried Working Interest in the Vendor New Claim in trust for the Vendor.  If the Purchaser so elects within that 30-day period, it shall reimburse the Vendor for the cost of staking or acquisition, and the Vendor agrees to execute and deliver upon request and without further compensation all such transfers and other documents and to take all such other steps as may be reasonably requested by the Purchaser in order to transfer title to the Vendor New Claim to the Purchaser.  If the Purchaser fails to so elect within that 30-day period, the Vendor New Claim that was staked or acquired will not form part of the Claims and the Vendor will be solely entitled to it.

4.

Representations and Warranties of Vendor

4.1

Representations and Warranties

In order to induce Purchaser to enter into and to consummate the transactions contemplated by this Agreement, Vendor represents and warrants to Purchaser as follows:

(a)

Organization and Good Standing of Vendor – Vendor is duly incorporated and is a valid and subsisting company under the laws of its jurisdiction of incorporation;

(b)

Authority and Enforceability – the execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein are within the corporate power and authority of Vendor and have been duly authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of Vendor, enforceable in accordance with its terms, subject only to the following qualifications:

(i)

an order of specific performance and an injunction are discretionary remedies and, in particular, may not be available where damages are considered an adequate remedy; and

(ii)

enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors’ rights.

(c)

No Violation or Conflict – none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i)

conflict with any of the terms, conditions or provisions of the Charter Documents of Vendor;

(ii)

conflict with, or result in a material breach of or the acceleration of any material indebtedness under, or constitute a material default under, any material indenture, mortgage, agreement, lease, license or other instrument of any kind whatsoever to which Vendor is a party or by which Vendor is bound, or any judgment or order of any kind whatsoever of any court or administrative body of any kind whatsoever by which Vendor is bound, which would have an adverse effect on this Agreement and the completion of the transactions contemplated hereunder; or

(iii)

result in a violation of any material law or regulation of any kind whatsoever by Vendor, which would have an adverse effect on this Agreement and the completion of the transactions contemplated hereunder.

(d)

Absence of Approvals Required – no authorization, approval, order, license, permit or consent of any governmental authority, regulatory body or agency, including any governmental department, commission, bureau, board or administrative agency or court, and no registration, declaration or filing by Vendor with any such governmental authority, regulatory body or agency or court is required in connection with the execution, delivery or performance of this Agreement by Vendor or the sale of any of the mineral rights that comprise the Claims;

(e)

Claims – the Claims at the date hereof are comprised of the mineral rights described in Schedule A;

(f)

Ownership and Use of Claims – Vendor is the registered and beneficial owner, or the duly authorized agent for the registered and beneficial owner of the claims that comprise the Claims free and clear of all Encumbrances, other than applicable crown royalties and, assuming completion of the transactions as contemplated hereby, the Carried Working Interest;

(g)

Exploration and Other Rights – no Person has any form of right to explore, develop, mine or otherwise exploit the Claims;

(h)

Other Agreements – except as provided for by this Agreement and excluding the interests of the crown, no Person has any agreement, right or option, present or future, contingent, absolute or capable of becoming an agreement, right or option or which with the passage of time or the occurrence of any event could become an agreement, right or option to acquire the Claims or an interest, including a burden on production, in the Claims, and no Person has any royalty or other interest of any kind whatsoever in the Claims;

(i)

Claims Against Title – to the best of its knowledge, there are at present no adverse claims or challenges of any kind whatsoever, including, without limitation, claims or challenges by native or aboriginal peoples, against or to the ownership of, or title to, the Claims nor, to the best of its knowledge, is there any basis therefore and the claims that comprise the Claims are not in conflict with the rights of others;

(j)

Compliance with Laws – To the best knowledge of the Vendor, the conditions on and relating to the Claims respecting all past and current operations are in compliance with all applicable laws, including all Environmental Laws;

(k)

No Hazardous Substances - To the best knowledge of the Vendor, and excluding any hazards relating to uranium in its natural state, there have been no material spills, discharges, leaks, emissions, ejections, escapes, dumpings, or other releases of any kind of any toxic or hazardous substances in, on, or under any of the Claims or the surrounding environment;

(l)

No Environmental Claims – The Vendor has not received from any government instrumentality any notice of or communication relating to any actual or alleged Environmental Claims, and there are no outstanding work orders or actions required to be taken relating to environmental matters respecting the Claims or any of them or any operations carried out on the Claims; and

(m)

Residency of Vendor – Vendor is not a “non-resident” of Canada within the meaning of section 116 of the Income Tax Act.

4.2

Other Representations

All statements contained in any certificate or other instrument delivered by or on behalf of Vendor pursuant hereto or in connection with the transactions contemplated by this Agreement shall be deemed to be representations and warranties by Vendor hereunder.

4.3

Survival

The representations and warranties of Vendor hereunder shall survive the Closing and the payment of the Purchase Price and, notwithstanding the Closing and the payment of the Purchase Price, and, notwithstanding the waiver of any conditions by Purchaser, the representations, warranties, covenants and agreements of Vendor shall survive the Closing and shall continue in full force and effect for a period of one year following the Closing Date.

4.4

Reliance

Vendor acknowledges and agrees that Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of Purchaser and that no information which is now known or should be known or which may hereafter become known to Purchaser or its officers, directors or professional advisers shall limit or extinguish its rights hereunder.

5.

Representations and Warranties of Purchaser

5.1

Representations and Warranties

In order to induce Vendor to enter into and to consummate the transactions contemplated by this Agreement, Purchaser represents and warrants to Vendor as follows:

(a)

Organization and Good Standing – Purchaser is duly incorporated and is a valid and subsisting company under the laws of its jurisdiction of incorporation;

(b)

Authority and Enforceability – the execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein is within the corporate power and authority of Purchaser and have been duly authorized by all necessary corporate action and this Agreement constitutes a valid and binding obligation of Purchaser, enforceable in accordance with its terms, subject only to the following qualifications:

(i)

an order of specific performance and an injunction are discretionary remedies and, in particular, may not be available where damages are considered an adequate remedy; and

(ii)

enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors’ rights.

(c)

No Violation or Conflict – none of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i)

conflict with any of the terms, conditions or provisions of the Charter Documents of Purchaser;

(ii)

conflict with, or result in a material breach of or the acceleration of any material indebtedness under, or constitute a material default under, any material indenture, mortgage,

agreement, lease, license or other instrument of any kind whatsoever to which Purchaser is a party or by which Purchaser is bound, or any judgment or order of any kind whatsoever of any court or administrative body of any kind whatsoever by which Purchaser is bound, which would have an adverse effect on this Agreement and the completion of the transactions contemplated hereunder; or

(iii)

result in a violation of any material law or regulation of any kind whatsoever by Purchaser, which would have an adverse effect on this Agreement and the completion of the transactions contemplated hereunder;

(d)

Absence of Approvals Required – other than the acceptance for filing of this Agreement by the Exchange, no authorization, approval, order, license, permit or consent of any governmental authority, regulatory body or agency, including any governmental department, commission, bureau, board or administrative agency or court, and no registration, declaration or filing by Purchaser with any such governmental authority, regulatory body or agency or court is required in connection with the execution, delivery or performance of this Agreement by Purchaser or the purchase of the Claims;

(e)

Authority to Hold Mineral Rights – Purchaser is lawfully authorized to hold mineral rights in the Province of Saskatchewan;

(f)

Consideration Shares - Upon the issuance of the Consideration Shares to the Vendor, such shares will be outstanding as duly authorized, issued, fully paid and non-assessable shares in the capital of the Purchaser and will in due course be posted for trading on the Exchange or such other stock exchange on which the common shares of the Purchaser may from time to time be posted for trading subject to the Purchaser satisfying the filing requirements of such exchange.  The Vendor acknowledges that the certificate or certificates representing the Consideration Shares will bear a legend restricting the trading of such securities for a period of 4 months from the issuance thereof, except in accordance with applicable securities legislation and regulations;

(g)

No Default – the Purchaser is a reporting issuer, not in default, under the securities laws and regulations of the Provinces of Alberta and British Columbia;

(h)

Trading Status – the outstanding common shares of the Purchaser are listed and posted for trading on the Exchange and are not currently suspended from trading or subject to any cease trade order or similar prohibition imposed by any regulatory body or authority having jurisdiction over the affairs of the Purchaser;

(i)

Public Record – to the best of the Purchaser's knowledge and belief, all public documentation filed by the Purchaser with the Alberta and British Columbia Securities Commissions and the Exchange contain no material misrepresentations with respect to the Purchaser, its business, affairs and financial condition.  The books of account and other records of the Purchaser of a financial or an accounting nature which form part of the public record of the Purchaser reflect accurately the financial position and status of the Purchaser as at the applicable date; and

(j)

Residency of Purchaser – the Purchaser is not a non-resident of Canada within the meaning of the Income Tax Act (Canada) and is not a non-Canadian within the meaning of the Investment Canada Act.

5.2

Other Representations

All statements contained in any certificate or other instrument delivered by or on behalf of Purchaser pursuant hereto or in connection with the transactions contemplated by this Agreement shall be deemed to be representations and warranties by Purchaser hereunder.

5.3

Survival

The representations and warranties of Purchaser hereunder shall survive the Closing and the purchase of the Claims, and, notwithstanding the Closing and the purchase of the Claims, and notwithstanding the waiver of any conditions by Vendor, the representations, warranties, covenants and agreements of Purchaser shall survive the Closing and shall continue in full force and effect for the benefit of Vendor for a period of one year following the Closing Date.

5.4

Reliance

Purchaser acknowledges that Vendor have entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of Vendor and that no information which is now known or should be known or which may hereafter become known to Vendor or their officers, directors or professional advisers shall limit or extinguish its rights hereunder.

6.

Closing

6.1

Closing Date and Location

The transactions contemplated by this Agreement shall be completed at the Closing Time on the Closing Date at the offices of ProVenture Law LLP, Suite 2, 880 – 16th Avenue SW, Calgary, Alberta, or at such other location as may be mutually agreed upon in writing by the parties.

6.2

Vendor’s Closing Documents

On the Closing Date, Vendor shall, subject to section 8.1, deliver, or cause to be delivered, to Purchaser, or as directed by Purchaser, the documents set out in subsections 7.1(a) and (e) and such other documents as Purchaser may reasonably require to complete the purchase and sale intended hereby.

6.3

Purchaser’s Closing Documents

On the Closing Date, Purchaser shall, subject to section 7.1 deliver, or cause to be delivered, such other documents as are described in subsections 8.1(a) and (d).

7.

Conditions Precedent to the Performance by Purchaser of its Obligations under this Agreement

7.1

Purchaser’s Conditions

The obligation of Purchaser to complete the purchase of the Claims shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(a)

Truth and Accuracy of Representations of Vendor at Closing - the representations and warranties of Vendor made in Article 4 shall be true and correct at the Closing in all material respects and with the same effect as if made at and as of the Closing and Purchaser shall have received from Vendor a certificate executed by each of Vendor certifying the representations and warranties of Vendor set out in Article 4 are true and correct in all material respects as at the Closing Date;

(b)

Performance of Obligations – Vendor shall have performed and complied with all the obligations, covenants and agreements to be performed and complied with by it on or prior to Closing;

(c)

Absence of Injunctions - no injunction or restraining order of any court or administrative tribunal of competent jurisdiction shall be in effect prohibiting the transactions contemplated by this Agreement and no action or proceeding shall have been instituted or be pending before any court or administrative tribunal to restrain or prohibit the transactions between the parties contemplated by this Agreement;

(d)

Absence of Change of Conditions - no condition or situation shall have occurred or arisen nor shall any legislation (whether by statute, rule, regulation, by-law or otherwise) have been introduced, which might reasonably be expected to have a materially adverse effect upon the Claims;

(e)

Closing Documentation – Purchaser shall have received from Vendor the following:

(i)

a certified copy of a resolution of the directors of Vendor authorizing the sale of the Claims to Purchaser on the terms and subject to the conditions set out in this Agreement and the execution and delivery of this Agreement;

(ii)

a certificate executed by Vendor certifying that Vendor’s conditions in subsections 8.1(b) to 8.1(d) have been satisfied;

(iii)

all such instruments of transfer (the "Vendor Transfers"), duly executed, which in the opinion of Purchaser acting reasonably are necessary to effect and evidence the transfer and sale of the Claims to Purchaser free and clear of all Encumbrances, other than the applicable crown royalties and the Carried Working Interest;

(iv)

an agreement of PVL to hold the Purchaser Transfers in accordance with section 3.1;

(v)

an acknowledgement of PVL of receipt of the Purchaser Transfers; and

(vi)

the Data that is in the possession or under the control of Vendor.

7.2

Waiver/Survival

The conditions set forth in this Article 7 are for the exclusive benefit of Purchaser and may be waived by Purchaser in writing in whole or in part on or before the Closing Date. Notwithstanding any such waiver, the completion of the purchase and sale contemplated by this Agreement by Purchaser shall not prejudice or affect in any way the rights of Purchaser in respect of the warranties and representations of Vendor in this Agreement, and the representations and warranties of Vendor in this Agreement shall survive the Closing and payment of the Purchase Price for the applicable period set out in section 4.3.

8.

Conditions Precedent to the Performance by Vendor of their Obligations under this Agreement

8.1

Vendor’s Conditions

The obligation of Vendor to complete the sale of the Claims shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(a)

Truth and Accuracy of Representations of Purchaser at Closing - the representations and warranties of Purchaser made in Article 5 shall be true and correct at Closing in all material respects and with the same effect as if made at and as of Closing and Vendor shall have received from Purchaser a certificate executed by Purchaser certifying that the representations and warranties of Purchaser set out in Article 5 are true and correct in all material respects as at the Closing Date;

(b)

Performance of Agreements - Purchaser shall have complied with its obligations, covenants and agreements to be performed or complied with by it on or prior to Closing;

(c)

Absence of Injunctions - no injunction or restraining order of any court or administrative tribunal of competent jurisdiction shall be in effect prohibiting the transactions contemplated by this Agreement and no action or proceeding shall have been instituted or be pending before any court or administrative tribunal to restrain or prohibit the transactions between the parties contemplated by this Agreement;

(d)

Closing Documentation – Vendor shall have received from Purchaser the following:

(i)

a certified copy of a resolution of the directors of Purchaser authorizing the purchase of the Claims from Vendor on the terms and subject to the conditions set out in this Agreement and the execution and delivery of this Agreement;

(ii)

a certificate executed by Purchaser certifying that Purchaser’s conditions in subsections 7.1(b) through (e) have been satisfied;

(iii)

all such instruments of transfer (the "Purchaser Transfers"), duly executed, which in the opinion of Vendor acting reasonably are necessary to effect and evidence the transfer and sale of the Claims to Vendor free and clear of all Encumbrances, other than Carried Working Interest and applicable crown royalties;

(iv)

an agreement of PVL to hold the Purchaser Transfers in accordance with section 3.1;

(v)

an acknowledgement of PVL of receipt of the Purchaser Transfers;

(vi)

the portion of the Purchase Price payable at Closing shall have been delivered in accordance with section 6.3.

8.2

Waiver/Survival

The conditions set forth in this Article 8 are for the exclusive benefit of Vendor and may be waived by Vendor in writing in whole or in part on or before the Closing Date. Notwithstanding any such waiver, completion of the purchase and sale contemplated by this Agreement by Vendor shall not prejudice or affect in any way the rights of Vendor in respect of the warranties and representations of Purchaser set out in this Agreement, and the representations and warranties of Purchaser in this Agreement shall survive the Closing and payment of the Purchase Price for the applicable period set out in section 5.3.

9.

Conduct of Business Prior to Closing

9.1

Conduct

Except as otherwise contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Closing Time, Vendor shall do the following:

(a)

Conduct Business in Ordinary and Usual Course - conduct Vendor’s operations in respect of the Claims in the ordinary and usual course thereof and not, without the prior written consent of Purchaser, enter into any transaction which would constitute a breach of any of Vendor’s representations, warranties or agreements contained herein;

(b)

Perform Obligations - comply with all laws affecting the operation of or relating to the Claims;

(c)

No Breach - not take any action or omit to take any action which would, or would reasonably be expected to, result in a breach of or render untrue any representation, warranty, covenant, or other obligation of Vendor contained herein;

(d)

Licences - obtain, or provide Purchaser with all co-operation or support reasonably required to allow Purchaser to obtain, at or before the Closing Date, from all appropriate federal, provincial, state, municipal or other governmental or regulatory bodies, any licences, permits, consents, approvals, certificates, registrations and authorizations required to permit the completion of the transactions contemplated by this Agreement;

(e)

Preserve Claims - preserve intact the Claims;

(f)

Provide Information – between the date of this Agreement and the Closing Date, permit the Purchaser and its representatives, at their own risk and expense, access to the Property at all reasonable times and to all records and information in the Vendor's possession or control relating to the Claims or work done on or regarding the Claims that could possibly be considered to be materially significant in indicating whether the Claims might or might not have the potential for economic mineralization; and

(g)

Necessary Steps - take all necessary actions, steps and proceedings that are necessary or desirable to approve or authorize, or to validly and effectively undertake, the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

10.

Information

10.1

Disclosure of Information by Purchaser

Until the Closing Time and, in the event of the termination of this Agreement without consummation of the transactions contemplated by this Agreement, thereafter,

Purchaser will keep confidential any information (unless otherwise required by law or such information is readily available or becomes readily available, from public or published information or sources) obtained from Vendor.  If this Agreement is so terminated, promptly after such termination, all documents, work papers and other written material obtained from a party in connection with this Agreement and not theretofore made public (including all copies and photocopies thereof), shall be returned to the party that provided such material.

10.2

Disclosure of Information by Vendor

During the currency of this Agreement, Vendor will keep confidential any information obtained from Purchaser, or by virtue of its review of data produced by Purchaser or its examination of the Claims (unless otherwise required by law or unless such information is readily available, or becomes readily available from public  or published information or sources).  Notwithstanding the foregoing, Vendor shall have the right to disclose information to third parties for the purpose of assigning to such a third party some or all of its interest in this Agreement or the Claims; provided that the third party, prior to such disclosure, executes and delivers an appropriate confidentiality and non-disclosure agreement, the form and substance of which is acceptable to Purchaser and Vendor.

11.

Arbitration

11.1

Arbitration

If there is any disagreement, dispute or controversy (hereinafter collectively called a “Dispute”) between the parties with respect to any matter arising under this Agreement or the construction hereof; then the Dispute shall be determined by arbitration in accordance with the following procedures:

(a)

the party on one side of the Dispute shall inform the other party by notice that it intends to proceed with arbitration under this section 11.1 and shall concurrently nominate three impartial and independent persons who are recognized experts in the area which is the subject matter of the Dispute to act as arbitrator; and

(b)

the other party shall, within seven (7) days of receipt of the notice, inform the party on the other side of the Dispute of the name of the one person (out of the three persons nominated by the other party) that it wishes to act as the sole arbitrator.

The arbitration shall be conducted in accordance with the Arbitration Act (Alberta) [NTD:  change to Sask. statute?] and the decision of the arbitrator shall be made within

30 days following his being appointed.  The costs of arbitration shall be borne equally by the parties to the Dispute unless otherwise determined by the arbitrator in the award.

12.

General

12.1

Public Notices

The parties agree that all notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and co-ordinated and no party shall act unilaterally in this regard without the prior approval of the others, such approval not to be unreasonably withheld, provided that nothing herein will be taken to limit or otherwise prohibit compliance by a party with any continuous disclosure obligations it may have by law or pursuant to the rules and regulations of any stock exchange.

12.2

Expenses

All costs and expenses incurred in connection with the preparation of this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

12.3

Time

Time shall be of the essence hereof.

12.4

Notices

Any notice or other writing required or permitted to be given hereunder or for the purposes hereof shall be sufficiently given if delivered or telecopied to the party to whom it is given or, if mailed, by prepaid registered mail addressed to such party at:

If to Vendor  at:

Suite 2, 880 – 16th Avenue S.W.

Calgary, AB

T2R 1J9

Attention:  Brent J. Walter

Fax Number :  (403) 262-4860

If to the Purchaser at:

1304, 925 West Georgia Street

Vancouver, BC  V6C 3L2

Attention:  Peeyush Varshney

Fax Number:  (604) 682-4768

or at such other address as the party to whom such writing is to be given shall have last notified the party giving the same in the manner provided in this clause. Any notice mailed shall be deemed to have been given and received on the fifth business day next following the date of its mailing unless at the time of mailing or within five business days thereafter there occurs a postal interruption which could have the effect of delaying the mail in the ordinary and usual course, in which case any notice shall only be effectively given if actually delivered or sent by telecopy.  Any notice delivered or telecopied to the party to whom it is addressed shall be deemed to have been given and received on the business day next following the day it was delivered or telecopied.

12.5

Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Saskatchewan without reference to its conflict of law rules, and the parties hereto irrevocably attorn to the Courts of the Province of Saskatchewan.

12.6

Severability

If a court of other tribunal of competent jurisdiction determines that any one or more of the provisions contained in this Agreement is invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

12.7

Entire Agreement

This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, oral or written, by and between any of the parties with respect to the subject matter hereof.

12.8

Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to give effect to the purpose of this Agreement and carry out its provisions whether before or after the Closing Date.

12.9

Enurement

This Agreement and each of the terms and provisions hereof shall enure to the benefit of and be binding upon the parties and their respective successors and assigns.

12.10

Counterparts

This Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such counterpart agreement or facsimile so executed shall be deemed to be an original and such counterparts and facsimile copies together shall constitute one and the same instrument.

26

AS EVIDENCE OF THEIR AGREEMENT the parties have executed this Agreement as of the day and year first above written.

NORTHERN CANADIAN MINERALS INC.

Per:

Peeyush Varshney

BULLION FUND INC.

Per:

Todd Montgomery

BULLION FUND INC.
CORPORATE
SEAL

C:\DOCUME~1\HARI~1.VAR\LOCALS~1\Temp\Static copy of Final Property Acquisition Agreement Bullion.doc

SCHEDULE A

Claims

CANADIAN PROPERTY

Saskatchewan

Claim Number	Claim Name	Claim Area
S 107241	Snowlake 1	4705 hectares
S 107240	Snowlake 2	5502 hectares
S 107380	Snowlake 3	2540 hectares
S 107238	Snowlake 4	4557 hectares
S 107178	Pow Bay	456 hectares
S 107177	Harrison Peninsula	279 hectares
S 107206	Viking Claim	210 hectares
S 107446	Canyon Coin	923 hectares

U.S. NEVADA PROPERTIES

Mineral County Amalgmated Urainium
(20 Acres Each)

AU-1 868230
AU-2 868231
AU-3 868232
AU-4 868233
AU-5 868234
AU-6 868235
AU-7 868236
AU-8 868237
AU-9 868238
AU-10 868239

AU-11 868240
AU-12 868241
AU-13 868242
AU-14 868243
AU-15 868244
AU-16 868245
AU-17 868246
AU-18 868247
AU-19 868248
AU-20 868249
AU-21 868250
AU-22 868251
AU-23 868252
AU-24 868253

Mineral County Holiday Mine
(20 Acres Each)

NMC #

SS-1 868254
SS-2 868255
SS-3 868256
SS-4 868257
SS-5 868258
SS-6 868259
SS-7 868260
SS-8 868261
SS-9 868262
SS-10 868263
SS-11 868264
SS-12 868265
SS-13 868266
SS-14 868267
SS-15 868268
SS-16 868269
SS-17 868270
SS-18 868271
SS-19 868272
SS-20 868273

Clark County
(20 Acres Each)

Number	County File Number	BLM NMC #
GM 1	20040521-0000621	867368
GM 2	20040521-0000479	867369
GM 3	20040521-0000480	867370
GM 4	20040521-0000481	867371
GM 5	20040521-0000482	867372
GM 6	20040521-0000483	867373
GM 7	20040521-0000484	867374
GM 8	20040521-0000485	867375
GM 9	20040521-0000486	867376
GM 10	20040521-0000487	867377
GM 11	20040521-0000494	867378
GM 12	20040521-0000495	867379
GM 13	20040521-0000496	867380
GM 14	20040521-0000497	867381
GM 15	20040521-0000498	867382
GM 16	20040521-0000500	867383
GM 17	20040521-0000501	867384
GM 18	20040521-0000502	867385
GM 19	20040521-0000522	867386
GM 20	20040521-0000523	867387
GM 21	20040521-0000524	867388
GM 22	20040521-0000525	867389
GM 23	20040521-0000526	867390
GM 24	20040521-0000527	867391
GM 25	20040521-0000528	867392
GM 26	20040521-0000529	867393
GM 27	20040521-0000530	867394
GM 28	20040521-0000531	867395
GM 29	20040521-0000533	867396
GM 30	20040521-0000534	867397
GM 31	20040521-0000535	867398
GM 32	20040521-0000536	867399
GM 33	20040521-0000537	867400
GM 34	20040521-0000538	867401
GM 35	20040521-0000539	867402
GM 36	20040521-0000540	867403
GM 37	20040521-0000541	867404
GM 38	20040521-0000543	867405

Clark County cont'd
(20 Acres Each)

Number	County File Number	BLM NMC #
GM 39	20040521-0000544	867406
GM 40	20040521-0000545	867407
GM 41	20040521-0000546	867408
GM 42	20040521-0000548	867409
GM 43	20040521-0000549	867410
GM 44	20040521-0000550	867411
GM 45	20040521-0000551	867412
GM 46	20040521-0000552	867413
GM 47	20040521-0000554	867414
GM 48	20040521-0000555	867415
GM 49	20040521-0000556	867416
GM 50	20040521-0000558	867417
GM 51	20040521-0000559	867418
GM 52	20040521-0000560	867419
GM 53	20040521-0000561	867420
GM 54	20040521-0000563	867421
GM 55	20040521-0000564	867422
GM 56	20040521-0000565	867423
GM 57	20040521-0000566	867424
GM 58	20040521-0000567	867425
GM 59	20040521-0000568	867426
GM 60	20040521-0000569	867427
GM 61	20040521-0000570	867428
GM 62	20040521-0000572	867429
GM 63	20040521-0000573	867430
GM 64	20040521-0000574	867431
GM 65	20040521-0000575	867432
GM 66	20040521-0000576	867433
GM 67	20040521-0000577	867434
GM 68	20040521-0000578	867435
GM 69	20040521-0000579	867436
GM 70	20040521-0000580	867437
GM 71	20040521-0000581	867438
GM 72	20040521-0000582	867439
GM 73	20040521-0000613	867440
GM 74	20040521-0000614	867441
GM 75	20040521-0000615	867442
GM 76	20040521-0000616	867443

Clark County cont'd
(20 Acres Each)

Number	County File Number	BLM NMC #
GM 77	20040521-0000617	867444
GM 78	20040521-0000618	867445
GM 79	20040521-0000619	867446
GM 80	20040521-0000620	867447

SCHEDULE B

Material Terms of the Joint Venture Agreement

1.

Upon the issuance of the Production Notice, each party (a "Participant") will have the right to contribute to all costs in proportion to its percentage undivided interest ("Interest") in the Claims.

2.

Each Participant with an Interest may, within 60 days of the receipt of the Production Notice, give the Operator notice committing to contribute its proportionate share of construction costs.  A Participant which fails to give that notice within the 60-day period shall be deemed to have elected not to contribute to construction costs.

3.

If any Participant elects not to contribute to construction costs that Participant (a “non-Participant”) shall forfeit the right to contribute to any further costs, and those parties which elected to contribute as aforesaid (“Participants”) may thereupon elect to increase their contribution to construction costs, if more than one Participant then in proportion to their respective Interests, by the amount which any Participant has declined to contribute.  If elections are made so that construction costs are fully committed, and the non-Participant's Interest will be adjusted in accordance with section 4 below.

4.

Subsequent to the date of issuance of the Production Notice, each Participant's Interest will be determined from time to time as being equal to the product obtained by multiplying 100% by a fraction, of which the numerator is the amount of that Participant's contributions to costs after the date of the Production Notice, and the denominator is the amount of all Participant's contributions to costs made after the date of the Production Notice.  If, as a result of that calculation, the Interest of a Participant is reduced to less than 10%, such party shall be deemed to have assigned and conveyed its Interest to the Participants, if more than one then in proportion to their respective Interests, and shall be entitled to receive as its sole remuneration and benefit in consideration of that assignment and conveyance, by way of royalty, 10% of the Net Profits of Production.

5.

All operations on and in connection with the Claims shall be managed by a committee (the "Management Committee") comprising two representatives of each Participant.  All decisions of the Management Committee shall be made by simple majority of the votes cast.  The representative of a Participant in the Management Committee shall have such number of votes as equals such

Participant's Interest at the time of the vote.  If there is a tied vote, the representative of the Operator shall have the additional casting vote.

6.

All operations on and in connection with the Claims shall be carried out exclusively by the "Operator".  The Operator shall have the right to retain such subcontractors as it sees fit.  Purchaser shall be the initial Operator and shall remain as the Operator for so long as its Interest is 50% or greater.  If Purchaser's Interest is less than 50%, the Participant with the highest Interest shall be the Operator.